SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number 0-4465


         (Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q

|_|  Form N-SAR
         For Period Ended: November 30, 1999
                           -----------------
|_| Transition Report on Form 10-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on From 11-K
         For the Transition Period Ended:
                                         -------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant eLEC COMMUNICATIONS CORP.
                       ---------------------------------------------------------

Former name if applicable
                            Sirco International Corp.
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Address of principal executive office (Street and number)

                               509 Westport Avenue
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City, state and zip code          Norwalk, Connecticut  06851
                         -------------------------------------------------------

Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         |X|      (b)      The subject annual report on Form 10-K will be filed
                           on or before the fifteenth calendar day following the prescribed due date;

         |X|      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                  Access will be completed. This waiver is expected within 2-3 days.


                  As a result of the foregoing, the Company's Annual Report on Form 10-K for the year ended November 30, 1999, was not timely filed.



Part III

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.


                  The preparation of our Annual Report on Form 10-K for the fiscal year ended November 30, 1999, was delayed as we were unable to complete our financial statements, and our independent accountants were unable to complete their audit of such financial statements, until such time as we received the audited financial statements of Access One Communications Corp. ("Access One"), which we account for on the equity method of accounting and which are a required part of our Form 10-K filing. We received the Access One audited financial statements on February 28, 2000, the date we were required to file our Annual Report on Form 10-K. Although we were able to file on February 28, 2000, the actual filing time was after 5:30 PM, New York time, and therefore recorded as a filing date of February 29, 2000, which consequently required the filing of this Form 12b-25 to obtain an extension of the filing date.

                  As a result of the foregoing, our Annual Report on Form 10-K for the year ended November 30, 1999, was not completed and filed until February 29, 2000.

Part IV

         (1) Name and telephone number of person to contact in regard to this notification.

                           Eric M. Hellige                      (212) 421-4100
                           ----------------------------------------------------


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|

         We experienced a significant change in our results of operations in fiscal 1999 as compared to fiscal 1998. Net sales for fiscal 1999 increased by approximately $2,686,000 or approximately 181%, to approximately $4,170,000 as compared to approximately $1,484,000 reported in fiscal 1998.

         Net sales of our telecommunications division, which consisted of the operations of Essex and WebQuill, increased by approximately $1,902,000, or approximately 510%, to approximately $2,275,000 in fiscal 1999 as compared to approximately $373,000 in fiscal 1998. This increase was attributable to the rapid growth in the number of installed access lines provisioned by us during the third and fourth quarters of fiscal 1999. Installed access lines amounted to approximately 2,400 on August 1, 1999 and grew to approximately 9,100 lines on November 30, 1999. Revenue for each installed access line averages approximately $50 per month.

         Net sales of our retail division, consisting of the operations of Airline Venture, Inc. ("AVI"), increased by approximately $784,000, or approximately 71%, to approximately $1,895,000 in fiscal 1999 as compared to approximately $1,111,000 in fiscal 1998. The increase was partially attributable to the acquisition in January 1999 of Tag Air and partially attributable to increased product offerings. AVI operates three retail stores in Texas for professional airline flight crew members and sells pilot uniforms, study guides and travel products.

Discontinued operations

         On August 11, 1999, we sold certain assets and assigned certain licenses of our domestic luggage division to Interbrand L.L.C., an unrelated accessories company, in furtherance of our previously announced plans to discontinue the operations of our wholesale luggage segment. The operating results of our wholesale luggage segment have been accounted for as a discontinued operation and the results of operations have been excluded from continuing operations in our consolidated statements of operations for all periods presented, including the prior period financial statements in which we have restated the operating results of our wholesale luggage segment as a discontinued operation. Interest expense relating to borrowings by our former wholesale luggage segment is included as operating expenses of such discontinued segment. For fiscal 1999, we reported a loss from discontinued operations of approximately $3,179,000 and a loss on disposal of discontinued operations of approximately $764,000. A cumulative loss on foreign currency translation adjustment of approximately $599,000, which formerly was presented as a separate component of shareholder's equity, is now reflected as a loss related solely to the discontinued segment.

         eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February 29, 2000     By:   /s/Paul H. Riss
                                 -----------------------------------------------
                                 Name:  Paul H. Riss
                                 Title: Chief Executive Officer

February 27, 2000


Mr. Paul Riss
President
eLEC Communications Corp.
509 Westport Avenue
Norwalk, Connecticut, 06851

Dear Mr. Riss:

At your request, we are summarizing below the reasons that eLEC Communications Corp. should request an extension for filing of the Company's annual report on Form 10K with the Securities and Exchange Commission (SEC).

       o The audit of Access One Communications Corp.'s ("Access") financial statements for their year ended October 31, 1999 is not yet fully completed. Access's audited financial statements must be filed along with your 10-K pursuant to Regulation S-X. Access is awaiting an amendment to its loan agreement with MCG Finance Corporation. Upon receipt of the waiver, the audit of Access will be completed. This waiver is expected within 2-3 days.

For these reasons, we believe that the Company should request an extension for filing the Company's 1999 annual report on Form 10K with the SEC.

Very truly yours,

/s/ Steven Wolpow

Steven Wolpow
For the Firm

Nussbaum Yates & Wolpow, P.C.
Certified Public Accountants
Melville, New York